Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

February 29, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Melissa Raminpour

Re:	News Corporation
Form 10-K for the Year Ended June 30, 2015
Filed August 13, 2015
Form 8-K furnished February 4, 2016 (the “Form 8-K”)
File No. 001-35769

Dear Ms. Raminpour:

We refer to your comment letter (the “Comment Letter”), dated February 22, 2016, sent to Mr. Bedi Ajay Singh, Chief Financial Officer of News Corporation (the “Company”), relating to the above referenced filing. On behalf of the Company, set forth below is the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Form 8-K or the exhibits thereto. The heading and numbered paragraph of this letter correspond to the heading and paragraph number contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in italics below, followed by the Company’s response to the comment.

Form 8-K furnished February 4, 2016

1. We note that in the Financial Highlights section of your press release furnished on Form 8-K, you disclose Total Segment EBITDA, a non-GAAP financial measure, without the disclosure of the most comparable GAAP measure. Please note that under Item 10(e)(1)(i)(A) when a non-GAAP financial measure is presented, the most directly comparable financial measure calculated in accordance with GAAP must be disclosed with equal or greater prominence. Please revise accordingly. See also Instruction 2 to Item 2.02 of Form 8-K.

The Company acknowledges the Staff’s comment. We will ensure that in the future, our disclosures furnished pursuant to Item 2.02 of Form 8-K comply with the requirement under Item 10(e)(1)(i)(A) of Regulation S-K and Instruction 2 to Item 2.02 that when non-GAAP financial measures are presented, the most directly comparable financial measure presented in accordance with GAAP is presented with equal or greater prominence.

* * * * * * * *

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

February 29, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Melissa Raminpour

Re:	News Corporation

Form 10-K for the Year Ended June 30, 2015

Filed August 13, 2015

Form 8-K furnished February 4, 2016

File No. 001-35769

Dear Ms. Raminpour:

In connection with responding to the comment raised by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated February 22, 2016, News Corporation (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (212) 416-4200.

Sincerely,

/s/ Michael L. Bunder
Michael L. Bunder
Senior Vice President, Deputy General Counsel and Corporate Secretary
News Corporation